EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Supplementary Immediate Report - Approval of a Settlement Agreement

Following the immediate report made by the Company, from 7.2.2012 (reference no. 2012-01-036927), and following the description in the Company’s periodical report for the year 2015, regarding the lawsuit and the request to approve it as class action submitted against the Company, the subsidiary company Pelephone Communications Ltd. ("Pelephone"), and against another two cellular companies (together: "The Respondents"), in the District Court in Jerusalem, in which it was claimed that the respondents do not offer accessible devices and services to handicapped people in a decent manner, the Company is pleased to report that the Company and Pelephone have received yesterday a judgment from 19.04.2016 approving the compromise agreement signed between the parties, which has a procedural-operational significance for the respondents, for the Company and for Pelephone, and which does not have significant costs.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.